Exhibit 99.1

Yiren Digital Reports Second Quarter 2025 Financial Results

BEIJING – August 21, 2025 – Yiren Digital Ltd. (NYSE: YRD) (“Yiren Digital” or the “Company”), an AI-powered platform providing a comprehensive suite of financial services in Asia, today announced its unaudited financial results for the quarter ended June 30, 2025.

Second Quarter 2025 Operational Highlights

Financial Services Business

•	Total loans facilitated in the second quarter of 2025 reached RMB20.3 billion (US$2.8 billion), representing an increase of 34% from RMB15.2 billion in the first quarter of 2025 and increase of 57% compared to RMB12.9 billion in the same period of 2024.

•	Cumulative number of borrowers served reached 13,536,838 as of June 30, 2025, representing an increase of 5% from 12,909,436 as of March 31, 2025, and increase of 25% compared to 10,807,497 as of June 30, 2024.

•	Number of borrowers served in the second quarter of 2025 was 1,637,912, representing an increase of 19% from 1,375,406 in the first quarter of 2025 and 10% increase compared to 1,491,756 in the same period of 2024. The increase was driven by strong demand for our small revolving loan products.

•	Outstanding balance of performing loans facilitated reached RMB31.2 billion (US$4.4 billion) as of June 30, 2025, representing an increase of 14% from RMB27.5 billion as of March 31, 2025 and compared to RMB21.8 billion as of June 30, 2024.

Insurance Brokerage Business

•	Gross written premiums in the second quarter of 2025 were RMB850.1 million (US$118.7 million), representing an increase of 6% from RMB801.8 million in the first quarter of 2025 and 20% decrease compared to RMB1,060.9 million in the same period of 2024. The increase was attributed to a gradual recovery of the sales of our insurance products post the regulatory changes.

“We are pleased to report another strong quarter, driven by the continued success of our AI-powered strategy. Our advanced AI capabilities have delivered quantifiable results—more personalized customer engagement, enhanced risk management with predictive analytics and fraud detection, and improving service efficiency with compliant, tailored solutions. This robust AI foundation enables us to innovate faster, exceed customer expectations, and optimize operational performance.” said Mr. Ning Tang, Chairman and Chief Executive Officer.

“Our growth is further fueled by three strategic priorities: AI innovation, geographic expansion, and operational excellence. These initiatives are accelerating momentum across our core business while unlocking new opportunities through our proprietary AI platform. By executing on this strategy, we are well-positioned to sustain long-term success.”

“Our second quarter results demonstrate the Company’s operational resilience and mark a return to profitability growth following five consecutive quarters of decline. We are pleased to report robust revenue and profit expansion across our technology segment and international operations, which underscore the strength of our strategic positioning in these key growth areas.” Mr. William Hui, Chief Financial Officer commented. “Our continued positive cash flow performance in the second quarter positions us to weather market uncertainty and make targeted investments in priority areas to support future growth.”

Second Quarter 2025 Financial Results

Total net revenue in the second quarter of 2025 was RMB1,652.1 million (US$230.6 million), representing an increase of 10% from RMB1,496.5 million in the second quarter of 2024. Particularly, in the second quarter of 2025, revenue from financial services business was RMB1,489.6 million (US$207.9 million), representing an increase of 75% from RMB851.0 million in the same period of 2024. The increase was attributed to persistent demand for our small revolving loan products, as well as a growing repeat borrowing rate among existing borrowers. The financial service revenue accounts for 90% of the total net revenue. Revenue from insurance brokerage business was RMB58.1 million (US$8.1 million), representing a decrease of 36% from RMB91.5 million in the second quarter of 2024. The decrease was attributable to lower overall commission rates and product changes. Net revenue from consumption and lifestyle business and others was RMB104.4 million (US$14.6 million), compared with the revenue of RMB554.0 million in the second quarter of 2024. The decrease was mainly attributed to our strategic decision to wind down this segment and refocus on our core financial services. Additionally, referral revenue—generated when customers were referred to other platforms for a fee—was reclassified to the financial services business segment, as these customers were originally sourced from that business unit.

Sales and marketing expenses in the second quarter of 2025 were RMB345.2 million (US$48.2 million), compared to RMB285.1 million in the same period of 2024. This increase was due to increase in loan facilitation volume.

Origination, servicing and other operating costs in the second quarter of 2025 were RMB160.9 million (US$22.5 million), compared to RMB246.5 million in the same period of 2024. This decrease was primarily due to lower commission costs resulting from lower sales volume from our insurance brokerage business.

Research and development expenses in the second quarter of 2025 were RMB107.7 million (US$15.0 million), compared to RMB55.8 million in the same period of 2024. The increase is attributable to increase in AI spending, R&D headcount and capital investment in technology.

General and administrative expenses in the second quarter of 2025 were RMB78.9 million (US$11.0 million), compared to RMB68.7 million in the same period of 2024. The increase was primarily due to increase in personnel related costs to support the growth of the business.

Allowance for contract assets, receivables and others in the second quarter of 2025 was RMB214.7 million (US$30.0 million), compared to RMB123.3 million in the same period of 2024. The increase reflects higher growth in volume of loans facilitated.

Provision for contingent liabilities in the second quarter of 2025 was RMB385.7 million (US$53.8 million), compared to RMB278.9 million in the same period of 2024. The increase is attributable to increase in loan volume facilitated under risk-taking model. [1]

Fair value adjustments gain/(loss) in the second quarter of 2025 was a gain of RMB28.0 million (US$3.9 million) compared to a loss of RMB58.4 million in first quarter 2025 and a gain of RMB38.7 million in the same period of 2024. The quarterly change was mainly due to the fair value change in crypto assets, driven by an increase in the price of Ethereum. As of June 30, 2025, the company holds 11,197.5 Ethereum.

Income tax expense in the second quarter of 2025 was RMB63.9 million (US$8.9 million).

Net income in the second quarter of 2025 was RMB357.5 million (US$49.9 million), as compared to RMB409.5 million in the same period in 2024. The decrease was primarily due to the growing loan volume facilitated under our risk-taking model, resulting in substantial upfront provisions required by the current accounting principles.

1 The risk-taking model refers to the framework in which the company assumes the credit risk for the loans facilitated on our platform.

Adjusted EBITDA[2] (non-GAAP) in the second quarter of 2025 was RMB351.4 million (US$49.1 million), compared to RMB484.7 million in the same period of 2024 and RMB325.0 million in the first quarter of 2025.

Basic and diluted income per ADS in the second quarter of 2025 were RMB4.1356 (US$0.5774) and RMB4.1072 (US$0.5734) respectively, compared to a basic income per ADS of RMB4.7390 and a diluted income per ADS of RMB4.6880 in the same period of 2024.

Net cash generated from operating activities in the second quarter of 2025 was RMB411.2 million (US$57.4 million), compared to RMB368.9 million in the same period of 2024.

Net cash used in investing activities in the second quarter of 2025 was RMB752.2 million (US$105.0 million), compared to RMB536.9 million in the same period of 2024.

Net cash provided by financing activities in the second quarter of 2025 was RMB447.6 million (US$62.5 million), compared to RMB125.9 million used in financing activities in the same period of 2024.

As of June 30, 2025, cash and cash equivalents were RMB4,098.9 million (US$572.2 million), compared to RMB4,043.6 million as of March 31, 2025. As of June 30, 2025, the balance of financial investment was RMB418.9 million (US$58.5 million), compared to RMB404.1 million as of March 31, 2025.

Delinquency rates[3]. As of June 30, 2025, the delinquency rates for loans that are past due for 1-30 days, 31-60 days and 61-90 days were 1.7%, 1.1% and 1.0%, respectively, compared to 1.6%, 1.2% and 1.2%, respectively, as of March 31, 2025.

Dividend Policy

Under the Company’s semi-annual dividend policy, the Company will distribute a cash dividend for the first half of 2025, amounting to US$0.22 per American depositary share (the “ADS”), each representing two ordinary shares of the Company, par value US$0.0001 per share. The dividend is expected to be paid on or about October 15, 2025 to holders of the Company’s ordinary shares and ADSs of record as of the close of business on September 30, 2025, based on Hong Kong time and New York time, respectively.

2 "Adjusted EBITDA" is a non-GAAP financial measure. For more information on this non-GAAP financial measure, please see the section of "Operating Highlights and Reconciliations of GAAP to Non-GAAP Measures" and the table captioned "Reconciliations of Adjusted EBITDA" set forth at the end of this press release.

3 Delinquency rates" refers to the outstanding principal balance of loans that were 1-30 days, 31-60 days and 61-90 days past due as a percentage of the total performing outstanding principal balance of loans as of a specific date. Loans originating outside mainland China are not included in the calculation. We define a performing loan as one that is being repaid according to the agreed terms and has not become delinquent for more than 90 days.

Business Outlook

Based on the Company’s preliminary assessment of business and market conditions, the Company projects the total revenue in the third quarter of 2025 to be between RMB1.4 billion and RMB1.6 billion, driven by loan growth from domestic market and international markets, and further market penetration into new customer segment.

This is the Company’s current and preliminary view, which is subject to changes and uncertainties.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses several non-GAAP financial measures, such as adjusted EBITDA and adjusted EBITDA margin as supplemental measures to review and assess operating performance. We believe these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See “Operating Highlights and Reconciliation of GAAP to Non-GAAP measures” at the end of this press release.

Currency Conversion

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.1636 to US$1.00, the effective noon buying rate on June 30, 2025, as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call

Yiren Digital’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on August 21, 2025 (or 8:00 p.m. Beijing/Hong Kong Time on August 21, 2025).

Participants who wish to join the call should register online in advance of the conference at:

https://dpregister.com/sreg/10202094/ffb82a2282

Once registration is completed, participants will receive the dial-in details for the conference call.

Additionally, a live and archived webcast of the conference call will be available at:

https://event.choruscall.com/mediaframe/webcast.html?webcastid=NNUZyFMv

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yiren Digital's control. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yiren Digital's ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yiren Digital's ability to meet the standards necessary to maintain the listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yiren Digital's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yiren Digital does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yiren Digital

Yiren Digital Ltd. is an advanced, AI-powered platform providing a comprehensive suite of financial services in Asia. Our mission is to elevate customers' financial well-being and enhance their quality of life by delivering digital financial services and tailor-made insurance solutions. We support clients at various growth stages, addressing financing needs arising from consumption and production activities, while aiming to augment the overall well-being and financial security of individuals, families, and businesses.

Unaudited Condensed Consolidated Statements of Operations

 (in thousands, except for share, per share and per ADS data, and percentages)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2024	March 31, 2025	June 30, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net revenue:
Loan facilitation services	695,532	742,394	874,584	122,087	1,371,827	1,616,978	225,721
Post-origination services	1,290	1,744	10,463	1,461	3,062	12,207	1,704
Guarantee services	68,934	318,397	316,942	44,243	85,787	635,339	88,690
Financing services	19,574	41,887	65,821	9,188	30,240	107,708	15,036
Insurance brokerage services	91,526	71,460	58,137	8,116	216,452	129,597	18,091
Electronic commerce services	523,641	184,074	93,962	13,117	1,026,577	278,036	38,812
Others	96,039	194,570	232,191	32,412	140,675	426,761	59,574
Total net revenue	1,496,536	1,554,526	1,652,100	230,624	2,874,620	3,206,626	447,628
Operating costs and expenses:
Sales and marketing	285,101	276,952	345,166	48,183	562,324	622,118	86,844
Origination,servicing and other operating costs	246,542	224,738	160,859	22,455	479,812	385,597	53,827
Research and development	55,812	85,954	107,693	15,033	96,333	193,647	27,032
General and administrative	68,670	95,837	78,862	11,009	152,344	174,699	24,388
Allowance for contract assets, receivables and others	123,285	152,805	214,698	29,971	225,619	367,503	51,301
Provision for contingent liabilities	278,925	410,763	385,674	53,838	346,183	796,437	111,178
Total operating costs and expenses	1,058,335	1,247,049	1,292,952	180,489	1,862,615	2,540,001	354,570
Other income/(expenses):
Investment income *	8,301	1,972	2,245	313	10,711	4,217	589
Interest income	16,367	22,234	22,353	3,120	41,670	44,587	6,224
Fair value adjustments gain/(loss)	38,706	(58,376)	28,018	3,911	54,174	(30,358)	(4,238)
Others, net	(11)	674	14,084	1,967	666	14,758	2,059
Total other income/(expenses)	63,363	(33,496)	66,700	9,311	107,221	33,204	4,634
Income before provision for income taxes	501,564	273,981	425,848	59,446	1,119,226	699,829	97,692
Share of results of equity investees	-	(129)	(4,431)	(618)	-	(4,560)	(636)
Income tax expense	92,036	26,346	63,877	8,917	223,815	90,223	12,595
Net income	409,528	247,506	357,540	49,911	895,411	605,046	84,461

Weighted average number of ordinary shares outstanding, basic	172,831,722	172,800,275	172,907,793	172,907,793	173,557,082	172,854,331	172,854,331
Basic income per share	2.3695	1.4323	2.0678	0.2887	5.1592	3.5003	0.4886
Basic income per ADS	4.7390	2.8646	4.1356	0.5774	10.3184	7.0006	0.9772

Weighted average number of ordinary shares outstanding, diluted	174,711,554	173,935,749	174,102,643	174,102,643	175,457,062	174,019,493	174,019,493
Diluted income per share	2.3440	1.4230	2.0536	0.2867	5.1033	3.4769	0.4854
Diluted income per ADS	4.6880	2.8460	4.1072	0.5734	10.2066	6.9538	0.9708

Unaudited Condensed Consolidated Cash Flow Data
Net cash generated from operating activities	368,908	478,650	411,224	57,405	1,000,651	889,874	124,222
Net cash used in investing activities	(536,883)	(145,590)	(752,200)	(105,003)	(1,220,580)	(897,790)	(125,327)
Net cash (used in)/provided by financing activities	(125,884)	(80,576)	447,588	62,481	(140,658)	367,012	51,233
Effect of foreign exchange rate changes	(896)	2,367	(9,412)	(1,314)	444	(7,045)	(983)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(294,755)	254,851	97,200	13,569	(360,143)	352,051	49,145
Cash, cash equivalents and restricted cash, beginning of period	5,993,216	4,101,557	4,356,408	608,131	6,058,604	4,101,557	572,555
Cash, cash equivalents and restricted cash, end of period	5,698,461	4,356,408	4,453,608	621,700	5,698,461	4,453,608	621,700

* Due to the expansion in the types of the Company's investments, investment income has been separately presented, split out from the original interest income, to reflect the realized gains from the Company's financial investments, and historical periods have been restated to enhance investors' comprehension of the Company's financial statements.

Unaudited Condensed Consolidated Balance Sheets

 (in thousands)

	As of
	December 31, 2024	March 31, 2025	June 30, 2025	June 30, 2025
	RMB	RMB	RMB	USD
Cash and cash equivalents	3,841,284	4,043,590	4,098,851	572,178
Restricted cash	260,273	312,818	354,757	49,522
Accounts receivable	566,541	583,542	553,660	77,288
Guarantee receivable	474,132	620,241	656,019	91,577
Contract assets, net	1,008,920	1,114,576	1,319,246	184,160
Contract cost	294	425	4,880	681
Prepaid expenses and other assets	2,361,585	2,299,149	2,486,393	347,087
Loans at fair value	421,922	314,790	480,915	67,133
Financing receivables	17,515	22,040	484,733	67,666
Amounts due from related parties	3,387,952	3,284,281	3,131,581	437,152
Financial investments	437,203	404,059	418,856	58,470
Equity investments	9,239	9,110	4,633	647
Property, equipment and software, net	78,678	78,358	85,155	11,887
Crypto assets	-	148,062	203,541	28,413
Deferred tax assets	77,463	1	128,989	18,006
Right-of-use assets	39,695	38,917	37,190	5,191
Total assets	12,982,696	13,273,959	14,449,399	2,017,058
Accounts payable	43,167	79,882	61,580	8,596
Amounts due to related parties	129,629	99,616	81,688	11,403
Guarantee liabilities-stand ready	606,886	809,726	889,343	124,148
Guarantee liabilities-contingent	578,797	756,699	848,704	118,474
Deferred revenue	9,479	482	515	73
Payable to investors at fair value	368,022	287,500	872,250	121,761
Accrued expenses and other liabilities	1,622,050	1,393,592	1,582,978	220,975
Deferred tax liabilities	41,471	54,897	91,666	12,796
Lease liabilities	40,765	37,808	38,281	5,344
Total liabilities	3,440,266	3,520,202	4,467,005	623,570
Ordinary shares	132	132	132	18
Additional paid-in capital	5,198,457	5,201,567	5,210,508	727,359
Treasury stock	(170,463)	(170,463)	(170,686)	(23,827)
Accumulated other comprehensive income	79,268	40,903	42,195	5,890
Retained earnings	4,435,036	4,681,618	4,900,245	684,048
Total equity	9,542,430	9,753,757	9,982,394	1,393,488
Total liabilities and equity	12,982,696	13,273,959	14,449,399	2,017,058

Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures

(in thousands, except for number of  borrowers, number of insurance clients, cumulative number of insurance clients and percentages)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2024	March 31, 2025	June 30, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating Highlights
Amount of loans facilitated	12,936,017	15,237,923	20,347,799	2,840,443	24,846,384	35,585,722	4,967,575
Number of borrowers	1,491,756	1,375,406	1,637,912	1,637,912	2,439,778	2,466,710	2,466,710
Remaining principal of performing loans	21,827,634	27,458,292	31,220,078	4,358,155	21,827,634	31,220,078	4,358,155
Cumulative number of insurance clients	1,410,158	1,590,394	1,681,888	1,681,888	1,410,158	1,681,888	1,681,888
Number of insurance clients	88,766	77,541	118,747	118,747	153,807	187,833	187,833
Gross written premiums	1,060,885	801,798	850,080	118,667	1,973,316	1,651,878	230,593
First year premium	577,387	412,497	440,353	61,471	1,091,528	852,850	119,053
Renewal premium	483,498	389,301	409,727	57,196	881,788	799,028	111,540

Segment Information
Financial services business:
Revenue *	851,031	1,294,480	1,489,587	207,938	1,589,148	2,784,067	388,641
Sales and marketing expenses	253,103	260,903	332,405	46,402	505,025	593,308	82,823
Origination, servicing and other operating costs	113,234	140,623	105,617	14,743	199,021	246,240	34,374
Allowance for contract assets, receivables and others	124,765	152,112	216,260	30,189	225,892	368,372	51,423
Provision for contingent liabilities	278,925	410,763	385,674	53,838	346,183	796,437	111,178

Insurance brokerage business:
Revenue	91,526	71,460	58,137	8,116	216,452	129,597	18,091
Sales and marketing expenses	4,263	2,795	2,731	381	7,828	5,526	771
Origination, servicing and other operating costs	122,358	81,440	52,683	7,354	259,241	134,123	18,723
Allowance for contract assets, receivables and others	(1,502)	(578)	564	79	(490)	(14)	(2)

Consumption & lifestyle business and others:
Revenue *	553,979	188,586	104,376	14,570	1,069,020	292,962	40,896
Sales and marketing expenses	27,735	13,254	10,030	1,400	49,471	23,284	3,250
Origination, servicing and other operating costs	10,950	2,675	2,559	358	21,550	5,234	730
Allowance for contract assets, receivables and others	(11)	(1,994)	45	6	(2)	(1,949)	(272)

Reconciliation of Adjusted EBITDA
Net income	409,528	247,506	357,540	49,911	895,411	605,046	84,461
Interest income and investment income, net	(24,668)	(24,206)	(24,598)	(3,433)	(52,381)	(48,804)	(6,813)
Income tax expense	92,036	26,346	63,877	8,917	223,815	90,223	12,595
Depreciation and amortization	2,026	2,297	2,643	369	3,918	4,940	690
Share-based compensation	2,136	2,187	6,932	968	3,343	9,119	1,273
Fair value adjustments related to crypto assets and financial investment	3,601	70,824	(54,979)	(7,675)	1,668	15,845	2,211
Adjusted EBITDA	484,659	324,954	351,415	49,057	1,075,774	676,369	94,417
Adjusted EBITDA margin	32.4%	20.9%	21.3%	21.3%	37.4%	21.1%	21.1%

* Since the referral revenue generated after the transformation of the Consumption & lifestyle business segment has all its customers originally derived from the Financial services business segment, such revenue (including the corresponding amount for the first quarter of 2025) has been reclassified from the Consumption & lifestyle business segment to the Financial services business segment.

Delinquency Rates

	1-30 days	31-60 days	61-90 days
December 31, 2020	1.3%	0.7%	0.6%
December 31, 2021	2.0%	1.5%	1.2%
December 31, 2022	1.7%	1.2%	1.1%
December 31, 2023	2.0%	1.4%	1.2%
December 31, 2024	1.6%	1.2%	1.1%
March 31, 2025	1.6%	1.2%	1.2%
June 30, 2025	1.7%	1.1%	1.0%

30+ Days Delinquency Rates By Vintage*

Loan Issued Period	Month on Book
	2	4	6	8	10	12	14	16	18	20	22	24
2020Q1	0.8%	2.0%	3.4%	4.5%	5.4%	5.9%	6.5%	6.8%	7.1%	7.5%	8.1%	8.5%
2020Q2	0.6%	2.0%	3.3%	4.5%	5.3%	6.0%	6.4%	6.9%	7.4%	8.0%	8.6%	8.8%
2020Q3	1.3%	2.8%	4.3%	5.4%	6.3%	6.9%	7.5%	8.2%	8.9%	9.3%	9.5%	9.5%
2020Q4	0.3%	1.4%	2.4%	3.4%	4.3%	5.4%	6.4%	7.3%	7.7%	8.0%	8.2%	8.3%
2021Q1	0.5%	1.8%	3.0%	4.2%	5.3%	6.3%	7.1%	7.3%	7.5%	7.7%	7.8%	7.9%
2021Q2	0.5%	2.1%	3.8%	5.5%	6.8%	7.5%	7.7%	7.9%	8.1%	8.3%	8.2%	8.2%
2021Q3	0.6%	2.5%	4.2%	5.4%	6.1%	6.5%	6.7%	6.9%	6.9%	6.9%	6.9%	6.8%
2021Q4	0.8%	2.7%	4.1%	4.9%	5.4%	5.8%	5.8%	5.8%	5.7%	5.6%	5.6%	5.5%
2022Q1	0.7%	2.1%	3.2%	4.0%	4.6%	4.8%	4.7%	4.6%	4.6%	4.5%	4.5%	4.4%
2022Q2	0.5%	1.8%	2.9%	3.8%	4.3%	4.5%	4.4%	4.3%	4.3%	4.2%	4.2%	4.1%
2022Q3	0.6%	2.2%	3.5%	4.3%	4.8%	5.0%	5.0%	4.9%	4.9%	4.8%	4.7%	4.7%
2022Q4	0.7%	2.5%	3.9%	4.9%	5.6%	5.9%	5.8%	5.8%	5.7%	5.6%	5.5%	5.4%
2023Q1	0.6%	2.4%	4.0%	5.2%	5.9%	6.2%	6.1%	6.0%	5.9%	5.8%	5.7%	5.6%
2023Q2	0.7%	3.0%	4.9%	6.3%	7.0%	7.3%	7.2%	7.0%	6.9%	6.8%	6.7%	6.6%
2023Q3	0.9%	3.7%	5.8%	7.1%	7.9%	8.1%	8.0%	7.9%	7.7%	7.6%	7.5%
2023Q4	0.8%	3.6%	5.8%	7.0%	7.6%	7.8%	7.7%	7.5%	7.4%	7.4%
2024Q1	0.7%	3.2%	5.0%	6.1%	6.7%	7.0%	6.9%	6.9%
2024Q2	0.6%	2.5%	4.2%	5.3%	6.0%	6.2%	6.4%
2024Q3	0.6%	2.3%	3.8%	4.9%	5.5%
2024Q4	0.7%	2.4%	3.9%	4.9%
2025Q1	0.6%	2.3%
2025Q2	0.7%

* The 30+ days delinquency rate by vintage refers to the outstanding principal balance of loans facilitated over a specified period that are more than 30 days past due, as a percentage of the total loans facilitated during that same period. Loans originating outside mainland China are excluded from the calculation.